Via Facsimile and U.S. Mail
Mail Stop 4720

January 29, 2010

Mr. Jitendra N. Doshi
Chief Executive Officer
Caraco Pharmaceuticals Laboratories, Ltd.
1150 Elijah McCoy Drive
Detroit, Michigan 48202

Re: **Caraco Pharmaceuticals Laboratories, Ltd.**
Form 10-K for the Fiscal Year Ended March 31, 2009
Form 10-Q for the Quarterly Period Ending September 30, 2009
Definitive Proxy Statement on Schedule 14A Filed July 29, 2009
File No. 001-31773

Dear Mr. Doshi:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information to better understand your disclosure. After reviewing the information provided, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended March 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Fiscal 2009 and Fiscal 2008, page 32

1. You disclose that "Inventories decreased by $219.2 million to $79.5 million as of March 31, 2009, as compared to $298.7 million at March 31, 2008." However you further disclose that "As of March 31, 2009, inventory levels are equivalent to 140 days sales on hand, as compared to 142 days on hand as of March 31, 2008." Please explain to us how inventory decreased significantly as of March 31, 2009 but inventory levels equivalent to days sales are fairly consistent with the previous year end.   Revise your disclosure to quantify the impact the FDA warning letter and your voluntary product recalls had on inventory balances at March 31, 2009.

Definitive Proxy Statement Filed July 29, 2009

Compensation of Executive Officers

Compensation Discussion and Analysis

Components of Compensation-Executive Officers, page 11

2. You disclose on pages 12 and 13 that as a result of your overall performance, the Compensation Committee determined that no cash bonuses be paid to your named executive officers. Please revise your disclosure to disclose the level of achievement for each of the corporate and individual goals set for each of your named executive officers and how the level of achievement was factored into your Committee's decision to not award bonuses for fiscal 2009.

3. For each of your named executive officers other than your Chief Executive Officer, you disclose that one of the targets for your annual cash bonus is "based on individual development goals," but do not disclose these goals. You also do not disclose the target market share for Sun Pharma products which you set as a goal for your Senior Vice President – Business Strategies. Please revise to disclose each of these goals and targets for each respective named executive officer. In addition, this disclosure should disclose the level of achievement for each goal and or target and how the level of achievement was factored into your Committee's decision to not award bonuses for fiscal 2009.

Grants of Plan-Based Awards, page 15

4. Please revise your table to include each grant of an award made to a named executive officer in the last completed fiscal year under any plan. It appears that you have not included your proposed grant of awards under your non-equity incentive plan which you describe on pages 12-13. It also appears that you have not included your May 2, 2008 grant of 10,000 shares of common stock to your Chief Executive Officer that you describe on page 13.

Form 10-Q for the Quarterly Period Ending September 30, 2009

Statements of Operations, page 3

5. It appears that you have presented non-GAAP subtotals on the face of a GAAP financial statement. Please explain to us how your presentation complies with Item 10(e) of Regulation S-K and Article 10 of Regulation S-X.

Notes to Unaudited Financial Statements - Current Status of the Corporation, page 7

6. Please refer to your disclosure regarding the $20 million non-recurring income recognized during the quarter ended September 30, 2009. Expand your disclosure to describe the nature of the income earned in connection with the purchase agreement arising out of the settlement agreement with Forest, including the nature and amount of each component of this income. Further, provide us your accounting analysis supporting recording the $20 million to income in the quarter, and why it is not a reduction of consideration related to the asset purchase agreement.

7. You disclose that you have not received FDA approval for any ANDAs during the first six months of Fiscal 2010 and do not expect to receive any approvals for products out of your Michigan facilities until you resolve the FDA's concerns. Please expand your disclosure in MD&A to describe the expected impact on future results of operations and financial position regarding the unresolved FDA's concerns. Also, include in your revised disclosure the following:

    •   How many of the ANDAs are pending for products from the Michigan facilities;

    •   Quantify the amount of inventory related to any materials purchased for products out of your Michigan facilities for which the Company has filed ANDAs with the FDA; and,

    •   Disclose your plan or considerations as it relates to production or manufacturing the products previously from the Michigan facilities at another facility.

Item 6. Exhibits

8. On page 19 of your Form 10-Q filed on August 10, 2009, you disclose that you
    intended to file a copy of the Settlement and License Agreement by and among
    MedImmune, LLC, Sun Pharma, and the company effective July 31, 2009 with this
    Form 10-Q. You have not filed a copy of this settlement and license agreement with
    this Form 10-Q.   Please revise to file a copy of the settlement and license agreement.

*   *   *   *

As appropriate, please amend your Form 10-K for the fiscal year ended March 31,
2009 and your Form 10-Q for the quarterly period ending September 30, 2009 and
respond to these comments within 10 business days or tell us when you will provide us
with a response. Please furnish on EDGAR under the form type label CORRESP a cover
letter with your amendment that keys your responses to our comments and provides any
requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your amendments and
responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;
- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of the
  United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comment on your filing.

Please contact Christine Allen, Staff Accountant, at (202) 551-3652 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Jennifer Riegel, Staff Attorney, at (202) 551-3575 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant